UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

GFI Group Inc.

(Name of Subject Company)

BGC Partners, L.P.

(Offeror)

BGC Partners, Inc.

(Parent of Offeror)

BGC Holdings, LLC

BGC Holdings, L.P.

BGC GP, LLC

Cantor Fitzgerald, L.P.

CF Group Management, Inc.

Howard W. Lutnick

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

361652 20 9

(CUSIP Number of Class of Securities)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$665,901,558	$77,378

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 126,541,799 shares of common stock (“Shares”) of GFI Group Inc. (“GFI”) issued and outstanding as of July 31, 2014 as set forth in GFI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014 (the “Form 10-Q”), plus (2) 16,193,862 Shares subject to issuance in respect of Restricted Stock Units outstanding as of June 30, 2014, as set forth in the Form 10-Q, plus (3) 6,316 Shares subject to issuance pursuant to exercisable options as of June 30, 2014, as set forth in the Form 10-Q, plus (4) 1,171,879 Shares subject to issuance in respect of contingently issuable shares outstanding as of June 30, 2014, as set forth in the Form 10-Q, less (5) 17,075,464 Shares owned by BGC Partners, L.P.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,378	Filing Party: BGC Partners, Inc.
Form or Registration No.: Schedule TO (File No. 005-80318)	Date Filed: October 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by BGC Partners, Inc. (“BGC”), a Delaware corporation, and BGC Partners, L.P., a Delaware limited partnership and subsidiary of BGC (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), at $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2014 (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Amendment No. 5 also amends the Schedule 13D, dated September 3, 2014 (the “Original 13D”) as subsequently amended (as amended, the “Amended 13D”), filed by BGC Partners, L.P., a Delaware limited partnership; BGC Holdings, LLC, a Delaware limited liability company; BGC Holdings, L.P., a Delaware limited partnership; BGC GP, LLC, a Delaware limited liability company; BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”); Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”); CF Group Management, Inc., a New York corporation (“CFGM”); and Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

Except as set forth in this Amendment, the Amended 13D is unmodified.

All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

1	Names of reporting persons. BGC Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Holdings, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Partners, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. CF Group Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. Howard W. Lutnick
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* IN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The Purchaser is hereby increasing the consideration to be paid in the Offer and is now offering to purchase all outstanding GFI Shares for $5.45 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

On December 19, 2014, BGC and the Purchaser issued a press release announcing the increase in offer price. The full text of the press release is attached as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.

The Offer to Purchase is hereby amended and supplemented as follows:

1. All references to the offer price of $5.25 set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with $5.45.

2. In the “Summary Term Sheet,” the disclosure under the caption “What is the market value of my Shares as of a recent date?” is hereby amended and restated in its entirety to read as follows:

On September 8, 2014, the last trading day before the first public announcement of our proposal to the GFI Board to acquire GFI, the last reported sale price of the Shares on the NYSE was $5.03 per Share. On July 29, 2014, the last trading day before announcement of the CME Transaction, the last reported sale price of the Shares on the NYSE was $3.11 per Share. The offer price of $5.45 per Share represents a premium of approximately 8% over GFI’s closing stock price on September 8, 2014, the last trading day before we publicly announced our proposal, and a premium of approximately 75% over GFI’s closing stock price on July 29, 2014, the last trading day before announcement of the CME Transaction. The offer price of $5.45 per Share also represents a premium of approximately 4% over the $5.25 per share of CME stock being offered to holders in the CME Transaction. GFI stockholders are encouraged to obtain a recent quotation for shares of Common Stock before deciding whether or not to tender your Shares. See “The Offer—Section 6—Price Range of Shares; Dividends”.

3. In the “Summary Term Sheet,” the disclosure under the caption “Do you have the financial resources to complete the Offer?” is hereby amended and restated in its entirety to read as follows:

We estimate that we will need approximately $600 million if 100% of the Shares outstanding as of July 31, 2014 that are not held by the Purchaser and its subsidiaries are tendered and accepted for payment pursuant to the Offer. On December 9, 2014, BGC closed an offering of $300 million aggregate principal amount of senior notes.

The Purchaser expects to fund the cash requirements for the offer from a combination of its available cash, including the proceeds of the notes offering.

Following the completion of the notes offering, BGC terminated the bridge financing commitment letter it had previously entered into with Morgan Stanley Senior Funding, Inc.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing. See “The Offer—Section 10—Source and Amount of Funds”.

4. Under the heading “The Offer—Section 6—Price Range of Shares; Dividends,” the final paragraph is hereby amended and restated in its entirety to read as follows:

On September 8, 2014, the last trading day before the first public announcement of our proposal to the GFI Board to acquire GFI, the last reported sale price of the Shares on the NYSE was $5.03 per Share. On July 29, 2014, the last trading day before announcement of the CME Transaction, the last reported sale price of the Shares on the NYSE was $3.11 per Share. The offer price of $5.45 per Share represents a premium of approximately 8% over GFI’s closing stock price on September 8, 2014, the last trading day before we publicly announced our proposal, and a premium of approximately 75% over GFI’s closing stock price on July 29, 2014, the last trading day before announcement of the CME Transaction. The offer price of $5.45 per Share also represents a premium of approximately 4% over the $5.25 per share of CME stock being offered to holders in the CME Transaction. GFI stockholders are encouraged to obtain a recent quotation for shares of Common Stock before deciding whether or not to tender your Shares.

5. Under the heading “The Offer—Section 10—Source and Amount of Funds,” the second through fourth paragraphs are hereby amended and restated in their entirety to read as follows:

We estimate that we will need approximately $600 million if 100% of the Shares outstanding as of July 31, 2014 that are not held by the Purchaser and its subsidiaries are tendered and accepted for payment pursuant to the Offer. On December 9, 2014, BGC closed an offering of $300 million aggregate principal amount of senior notes.

The Purchaser expects to fund the cash requirements for the offer from a combination of its available cash, including the proceeds of the notes offering.

Following the completion of the notes offering, BGC terminated the bridge financing commitment letter it had previously entered into with Morgan Stanley Senior Funding, Inc.

6. The disclosure under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with GFI—Background of the Offer,” is hereby amended and supplemented by adding the following text:

On December 11, 2014, Mr. Lynn delivered the letter below to the board of directors and Special Committee of GFI.

December 11, 2014

Board of Directors and Special Committee of GFI Group Inc.

c/o Christopher D’Antuono, General Counsel and Corporate Secretary

GFI Group Inc.

55 Water Street

New York, New York 10041

c/o Morton A. Pierce and Bryan J. Luchs

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

To the Board of Directors and Special Committee of GFI Group Inc. (“GFI”):

As you know, we commenced a tender offer on October 22, 2014 to acquire 100% of the stock of GFI for $5.25 in cash, and have engaged in extensive negotiations with counsel to the special committee of the GFI board to amend the terms of the offer so that the special committee would change its recommendation in favor of our offer. We believe that, as a result of those negotiations, we had reached substantial agreement with counsel to the special committee on the form of a tender offer agreement that could be executed between GFI and BGC Partners following the termination of the merger agreement between GFI and the CME Group Inc. Following agreement on this form, but prior to a change in recommendation by the special committee, CME Group and GFI management submitted a revised merger agreement that would provide GFI stockholders with CME common stock and cash with an aggregate value of $5.25 per share.

While we continue to believe our existing all-cash $5.25 offer is superior to the offer provided by CME and GFI management because it provides GFI shareholders with immediate and certain value, in light of the revised CME/GFI management agreement, we are hereby submitting a revised proposal to acquire 100% of the GFI common stock at $5.45 per share in cash. Except for the increase in purchase price, our revised offer would be on the same terms and conditions set forth in the form of tender offer agreement that we had negotiated with counsel to the special committee. Accordingly, our offer would not subject to a financing condition. We also recently obtained the final regulatory approval that we were seeking to complete the transaction, and therefore we see no regulatory impediment to closing our transaction immediately.

As previously discussed with counsel to the special committee, we would deliver the executed tender offer support agreement pursuant to an escrow letter. To address the remaining concern that counsel to the special committee had raised regarding the escrow letter, we would be willing to remove the provision in the escrow letter that had provided that the escrow would terminate if the GFI special committee did not satisfy the board condition prior to the completion of our tender offer. Therefore, our revised offer is superior to the current CME/GFI management agreement in every way – value, speed and certainty.

In addition to the clear superiority of our offer for GFI stockholders, we continue to believe that GFI’s customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We remain confident that a combination of GFI and BGC will result in increased productivity per broker and meaningful synergies.

Our offer therefore clearly provides GFI stockholders with value that is superior to that offered by the CME and GFI management and also provides superior value to GFI’s other constituencies. We look forward to re-engaging in discussions with you to finalize the transaction.

Sincerely,

Shaun D. Lynn

President

BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

On December 12, 2014, counsel for the GFI Special Committee informed counsel for BGC that the GFI Special Committee had determined that BGC’s December 11 proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the CME Merger Agreement, but that under the CME Merger Agreement, the board of directors of GFI was required to make such determination following recommendation of the Special Committee before GFI could participate in discussions or negotiations with BGC regarding its proposal. On December 18, 2014, counsel to the Special Committee informed counsel to BGC that the GFI board of directors had met but had not yet voted to determine whether BGC’s December 11 proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the CME Merger Agreement.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(G)	Text of press release issued by BGC Partners, Inc., dated December 19, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2014

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

BGC PARTNERS, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, Chief Legal Officer and Secretary

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick

EXHIBIT INDEX

(a)(1)(A)†	Offer to Purchase, dated October 22, 2014.

(a)(1)(B)†	Form of Letter of Transmittal, dated October 22, 2014.

(a)(1)(C)†	Form of Notice of Guaranteed Delivery, dated October 22, 2014.

(a)(1)(D)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(E)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(F)†	Form of summary advertisement, dated October 22, 2014.

(a)(5)(A)†	Text of press release issued by BGC Partners, Inc., dated October 22, 2014.

(a)(5)(B)†	Text of press release issued by BGC Partners, Inc., dated November 6, 2014 (incorporated by reference to Exhibit 99.1 of BGC Partners, Inc.’s Current Report on Form 8-K filed with the SEC on November 6, 2014).

(a)(5)(C)†	Text of press release issued by BGC Partners, Inc., dated November 12, 2014.

(a)(5)(D)†	Text of press release issued by BGC Partners, Inc., dated November 19, 2014.

(a)(5)(E)†	Text of press release issued by BGC Partners, Inc., dated November 20, 2014.

(a)(5)(F)†	Text of press release issued by BGC Partners, Inc., dated December 9, 2014.

(a)(5)(G)	Text of press release issued by BGC Partners, Inc., dated December 19, 2014.

(b)†	Commitment Letter from Morgan Stanley Senior Funding, Inc. to BGC Partners, Inc., dated October 21, 2014.

†	Previously filed